Exhibit G



                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     August __, 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by August __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After August __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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     INTERSTATE POWER AND LIGHT COMPANY (70-[___])
     ---------------------------------------------

     Interstate Power and Light Company ("IP&L"), whose principal executive offices are at Alliant Energy Tower, 200 First Street S.E., Cedar Rapids, Iowa 52401, has filed an application-declaration in this proceeding designating Sections 6(a), 7, 9(a), and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") as applicable to the proposed transactions. IP&L is a direct wholly-owned public utility subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company. IP&L is engaged principally in the generation, purchase, transmission, distribution and sale of electric power and the purchase, distribution, transportation and sale of natural gas in portions of Iowa, Minnesota and Illinois. At December 31, 2002, IP&L provided


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electric service to approximately 526,000 customers and gas service to approximately 235,000 customers (excluding transportation and other customers).

     IP&L states that it owns a 70% undivided interest in the Duane Arnold Energy Center (the "DAEC"), a 580 megawatt (net capacity) boiling water nuclear reactor located near Palo, Iowa, which was placed in commercial operation in 1974.(1) IP&L leases its 70% undivided interest in the nuclear fuel required for the DAEC pursuant to Fuel Lease, dated as of August 21, 1973, as amended (as so amended, the "Fuel Lease"), between IP&L (as successor to Iowa Electric Light and Power Company), as lessee, and Arnold Fuel, Inc., as lessor ("Arnold Fuel"). Unless earlier terminated by either party, the term of the Fuel Lease is automatically extended on an annual basis, provided that the term of the Lease Agreement may not be extended beyond December 31, 2023.

     Under the terms of the Fuel Lease, Arnold Fuel is obligated to acquire and pay the acquisition costs relating to IP&L's 70% undivided interest in the separate nuclear fuel assemblies and components thereof (including replacement nuclear material) which, when acquired, becomes a part of the nuclear fuel leased to IP&L (the "Nuclear Fuel"). Arnold Fuel currently finances the costs relating to the Nuclear Fuel by issuing commercial paper promissory notes and/or receiving revolving credit loans under a credit agreement ("Credit Agreement") between Arnold Fuel and Bank One, NA, individually and as agent bank, and other banks who may become parties thereto. Commercial paper notes may have maturities of up to 270 days. Revolving credit loans under the Credit Agreement mature on April 28, 2004 and bear interest at the "Alternate Base Rate," which is a fluctuating rate of interest equal to the higher of (i) the Federal Funds Effective Rate plus 0.5% or (ii) the corporate base rate of Bank One from time to time. The aggregate amount of commercial paper notes and revolving credit loans under the Credit Agreement may not exceed $60 million. Arnold Fuel is currently obligated under the Credit Agreement to pay a facility fee of 10 basis points per annum on each lending bank's commitment.

     IP&L is obligated under the Fuel Lease to make quarterly lease payments ("Basic Rent") consisting of a "Quarterly Lease Charge," which, for any calendar quarter, is the sum of the aggregate of the "Daily Lease Charges," plus a "Burn-Up Charge," which is the portion of the Nuclear Fuel that is consumed in producing heat during the quarterly rent period. The Daily Lease Charge for any calendar day, is equal to the sum of (i) an accrual for all interest expense and amortization of debt discount with respect to all commercial paper issued by and


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     (1)  The remaining 30% undivided interest in the DAEC is owned by Central
Iowa Power Cooperative and Corn Belt Power Cooperative. The DAEC is operated by Nuclear Management Company, LLC, an indirect 20% owned non-utility subsidiary of Alliant Energy, pursuant to the terms of an operating agreement that has been approved by the Commission. See Alliant Energy Corporation, et al., Holding Co. Act Release No. 27175 (May 10, 2000).



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all revolving credit loans obtained by Arnold Fuel under the Credit Agreement which are outstanding at the close of business of such day, (ii) an accrual for such day with respect to all commitment fees and other fees, costs and expenses (including issuing agent's fees) of Arnold Fuel under the Credit Agreement, and
(iii) a charge determined by dividing (x) 1/8th of 1% of the "Stipulated Loss Value" of the Nuclear Fuel (essentially Arnold Fuel's unrecovered cost of the Nuclear Fuel purchased and leased to IP&L) at the close of business on such day by (y) 365.

     IP&L states that the Fuel Lease and Arnold Fuel's current financing arrangements were all in place at the time Alliant Energy became a registered holding company in 1998 and therefore were not previously authorized by the Commission.

     IP&L is now requesting authorization to enter into an amendment to the Fuel Lease to reflect certain proposed changes to the financing arrangements by which Arnold Fuel will finance the cost of Nuclear Fuel. Specifically, authorization is requested for Arnold Fuel to issue from time to time during the term of the Lease Agreement up to $30 million of senior secured notes ("Notes") pursuant to one or more note purchase agreements with banks, insurance companies or other institutional lenders. Each Note will have a maturity date of between one year and seven years from the date of issuance and bear interest on the unpaid principal prior to maturity or default at a rate not to exceed 400 basis points over the yield to maturity of a U.S. Treasury security having a comparable term. Each Note may be subject to redemption at IP&L's option upon payment of a premium equal to the excess, if any, of (a) the net present value of the future stream of payments under the Note as if held to maturity, discounted at a rate determined pursuant to the applicable note purchase agreement, over (b) the principal amount of the Note. Under the Fuel Lease, as amended, the calculation of the "Daily Lease Charge" will be modified to reflect accruals for interest on and placement fees and other expenses relating to the Notes.

     In connection with the foregoing, IP&L and Bank One, NA will enter into an amended Credit Agreement pursuant to which the aggregate commitments of the lending banks will be reduced from $60 million to $30 million. Under the amended Credit Agreement, the facility fee will be increased from 10 basis points per year to 15 basis points per year on each lending bank's commitment. The interest rate options applicable to borrowings under the Credit Agreement will remain unchanged.

     IP&L states that no state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.


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